UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of May, 2001


                            Koor Industries Ltd.
------------------------------------------------------------------------------
              (Translation of registrant's name into English)


                21 Ha'arba'a Street, Tel Aviv 64739, Israel
------------------------------------------------------------------------------
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        /s/    Shlomo Heller
                                        --------------------------------------
                                        By:    Shlomo Heller
                                        Title: General Counsel and
                                                 Company Secretary


Dated:  May 7, 200

Description                                                       Exhibit




A. Translation from Hebrew to English of an
Immediate Report (the "Report"), which was served                  A
on the Israeli Securities Authority, The Tel-Aviv
Stock Exchange Ltd. and the Registrar of
Companies, on May 6, 2001, regarding the Koor group, which closed a transaction with the KL-LLC group and sold her all her holdings (50%) in Sigma
One Communications.

KOOR INDUSTRIES LTD.
------------------------------------------------------------------------------

                                                    Office Of Legal Counsel
                                                    21 Ha'arba'ah st.
                                                    Tel-Aviv 64739
                                                    Israel
                                                    Tel.: 972-3-6238420
                                                    Fax: 972-3-6238425

                                                    6 May 2001


The Securities Authority       The Tel Aviv Stock Exchange        The Registrar of Companies
22 Kanfei Nesharim St.         54 Ahad Ha'am St.                  97 Yafo St.
Jerusalem 95464                Tel Aviv 65202                     Jerusalem 91007

Fax: 02-6513940                Fax: 03-5105379


Dear Sirs,



Re:   Immediate Report (NO. 04/2001) - as amended
      Koor Industries Ltd. (Company No. 52-001414-3)



Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

On May 4, 2001, a transaction was closed in which the Koor group has sold all of her holdings (50%) in Sigma One Communications (hereinafter: "Sigma 1" or "the company") to the KL - LLC group, the other shareholders of Sigma 1 (hereinafter: "the transaction").

In the framework of the transaction, Koor Venture Capital and the buyers provided 2 million dollars to the company in order to promise its further activity as on ongoing business.

In addition, the Koor group's outstanding loan to the company was set on a sum higher by 25% than the actual loan. The set sum bears an interest of 8% annually, the payment date will be in 5 years and the Koor group received an option to convert the loan into equity of the company in the rate of 15% of the outstanding shares.

Following the transaction, Koor's books will show a write-off of $3.8 million dollars due to the historical investment in the company and a provision of $8 million dollars due to the outstanding loan to Sigma 1.

The decision to make the provision was based on the fact that due to the nature of the company, it is not able to provide securities to the loan, and there is no guarantee that the company can withstand its obligations.


                                                    Yours Sincerely,


                                                    Shlomo Heller, Adv.
                                                      Legal Counsel